

Spartan Motors, Inc.
Summary Annual Report 2011


SPARTAN



DRIVEN

TO DELIVER

Company Profile

Spartan Motors (Nasdaq: SPAR) designs, engineers and manufactures specialty chassis, specialty vehicles, truck bodies and aftermarket parts for the outdoor recreation, emergency-response, defense, delivery and service, and specialty markets. The Company employs a Customer-Centric methodology that fosters innovation, speed and agility. As a result, Spartan Motors, Inc. (Spartan Motors) products and vehicles set the bar for excellence in every market it serves.

Spartan Motors is the parent company serving multiple markets with three brands known for performance and being first to market with innovative products.


SPARTAN®
CHASSIS

A leader in the design and production of custom chassis for motorhomes, emergency response, defense and specialty vehicles. Consistently superior performance, exceptional safety ratings and technological innovations distinguish it in the industry.


SPARTAN®
ERV

Designs and builds custom and commercial ER apparatus to offer first responders the industry's broadest line of pumpers, aerials, heavy-duty tankers, quick-attack (urban interface/wildland) and light-duty rescue vehicles for service in urban, suburban or rural environments.


UTILIMASTER
DRIVING INTELLIGENT VEHICLE SOLUTIONS

A leading manufacturer of walk-in vans and commercial truck bodies offering customized delivery solutions for a broad range of industries including baking, linen, parcel delivery, snack food, uniform and utility customers.

At a Glance

Spartan Motors serves customers through five broad markets: Delivery and Service, Emergency Response, Recreational and Specialty, Defense and Government and Aftermarket Parts and Assemblies. To further diversify our revenue stream, we plan to extend our reach further into these markets and expand into others with a focus on adjacencies.

Markets Served

Delivery & Service



Emergency Response



Recreational & Specialty



Defense & Government



Aftermarket Parts & Assemblies



2010 % Breakdown of Total Sales


Aftermarket Parts & Assemblies 13%
Defense & Government 5%
Delivery & Service 23%
Recreational & Specialty 19%
Emergency Response 40%

2011 % Breakdown of Total Sales


Aftermarket Parts & Assemblies 7%
Defense & Government 3%
Delivery & Service 39%
Recreational & Specialty 15%
Emergency Response 36%

Products	2011 Highlights	2012 Goals (Opportunities)
• Delivery and Service solutions for fleets of all sizes • Utilimaster walk-in van & truck bodies • Reach™ van • Utilimaster aftermarket parts • Isuzu truck assembly	• Launched Reach • Continued production of Isuzu N-Gas trucks • Posted sales growth of 47% • Expanded Alternative Propulsion solutions	• Bristol Plant Consolidation • Commercialize Reach • Develop additional partnerships in new markets (e.g., Alternative Propulsion—CNG and electric conversions)
• Emergency Response chassis • Emergency Response bodies • Aerial units • Pumps and assemblies	• Acquired Classic Fire • Outperformed market—gained share • Expanded product line • Received first order from Chile	• Global relationship with Gimaex • Develop Spartan 4x4 wildfire chassis and truck • Commercialize new products • Leverage Spartan brand strength • Continue growth of export sales • Improve operational performance
• Class A rear-diesel chassis • Specialty chassis • Bus chassis	• Presented smaller format diesel-pushers to RV OEMs • Brand preference for Spartan Chassis remains high as reported at End-User events	• Improve operational performance • Expand sales with current customers • Expand sales with new Class A RV OEMs • Explore new RV products and segments
• International Light Armored Vehicle (ILAV) • Service and spare parts • Mine-Resistant Ambush Protected (MRAP) vehicle	• Continued production of ILAV for BAE Systems • Supplied service and spare parts to support MRAP and ILAV fleet • Created lower fixed cost business model	• Expand scope of target business • Pursue motorized and non-motorized programs in the Defense segment
• Replacement parts for Recreational Vehicle segment • Replacement parts for Emergency Response segment • Field Services for fleets of all sizes	• Created vocation-specific up-fit solutions that are integrated into the vehicle • Developed e-commerce platform (replacement part sales) • Provided up-fit selling tools to Isuzu Dealer Network	• Provide additional field services for large and managed fleets • Develop additional add-on products for fleets • Develop incremental modification or up-fit centers

To Our Fellow Spartan Motors Stakeholders



Left to right: **Hugh W. Sloan, Jr.**, *Chairman of the Board* and **John E. Sztykiel**, *President and Chief Executive Officer*

Sometimes the bottom line doesn't tell the whole story. Looking only at our bottom line, 2011 was a disappointing year for earnings performance. No one looks at net income of $0.8 million, or $0.02 per diluted share, and feels a great sense of accomplishment. The missing part of this story is how Spartan Motors became a leaner, more agile company. We made the difficult decisions to reduce operating expenses as the most severe recession in decades took a toll on defense and local government spending and purchases of luxury motor homes. Despite the challenges of declining markets, we made Spartan Motors a stronger company than it was a year ago.

Here are some of our team's accomplishments during 2011:

- We acquired Classic Fire, a manufacturer of value-priced fire equipment that allows us to meet the needs of price-conscious buyers and expands our market position.
- We entered an alliance with Isuzu that resulted in Spartan producing N-Gas trucks at our Charlotte campus and the launch of the Reach™ van late in the year.
- We balanced our product portfolio to reflect the reality of declining defense spending and purchases from municipal governments. In 2008, nearly 90% of our revenue came from government sources. In 2011, less than half of our revenue came from government sales.
- We increased our cash balance to nearly $32 million from approximately $15 million at the end of 2010.
- We entered into an expanded credit agreement that was extended for five years to December 2016 and raised our total availability by $15 million, to $105 million.

Net Sales (in millions)



$480.7
$426.0
2010
2011

Backlog (in millions)



$134.5
$137.0
2010
2011

We entered 2012 with the tides beginning to turn in our favor as our backlog increased slightly over the prior year. You will see a sharp focus in 2012 on delivering growth in profitability and revenue.

Revenue Growth

With Spartan now fundamentally transformed into a much leaner, diversified company, we are committed and driven to generate growth in revenue for 2012 and beyond. Our plan to generate revenue growth comes from a balanced, diversified approach: organic growth, alliances and acquisitions.

Organic Growth has come from developing new products to meet changing customer needs. We developed the Reach commercial walk-in van to meet the expanding needs for a chassis and body that are designed and integrated to meet the unique requirements of the Delivery and Service market. In the service version of the Reach, the vehicle can be configured to suit the needs of specific trades or occupations, making it more useful to the operator.

The Emergency Response Brand Strategy has also been consolidated. Spartan is one of the strongest names in the ER Industry so we will leverage that asset and reduce our brand development costs by nesting all products globally under the Spartan brand.

In 2012, Spartan Emergency Response will introduce more new products than at any point in our 36-year history.

Alliances allow us to partner with another company and capitalize on the ideas and strengths of each partner. Working in an alliance allows Spartan and our partners to introduce new products to the changing market more quickly and efficiently than if we worked alone. One of our earlier partnerships, with Isuzu, resulted in our building the N-Series trucks in an underutilized building on our Charlotte campus. It also resulted in an agreement to sell the Reach (based on an Isuzu truck platform) through Isuzu's 270-plus dealers in North America, giving us a new distribution network.

We recently announced a global relationship with Gimaex, a French-based Emergency Response OEM. Gimaex is the 4th-largest OEM outside of North America, and this agreement moves Spartan into the top tier of global ER manufacturers. This agreement further strengthens and broadens our ability to meet the diverse and evolving needs of customers in markets around the world. Our plan to share technology will enable both companies to collaborate on new and innovative products, as evidenced by the new TelStar articulating and telescoping aerial just launched in April 2012. This agreement also provides openings to export markets such as China, Africa and additional countries in South America.

Acquisitions have brought us access to new technologies, new products and entirely new markets much more quickly than we could have developed them alone. The best example of our successful acquisition strategy is our 2009 acquisition of Utilimaster. The performance of our Delivery and Service Segment in 2011 highlights the success of our revenue diversification strategy. Sales in this segment were up 47% in 2011 over 2010, as we continue to benefit from this acquisition.

In 2011, we acquired Classic Fire, which was instrumental in expanding and strengthening our ER product portfolio. This strategic acquisition has enabled us to broaden our product line to reflect evolving customer preferences, particularly price sensitivity among cash-strapped cities. We believe the ER industry is ripe for consolidation and we expect to make further acquisitions over the next few years.

Net Working Capital
(in millions)


$98.2
$98.7
2010
2011

Net Cash*
(in millions)


$9.3
$26.5
2010
2011

*Cash less debt

Profitability Growth—the 17/11/6 Plan

In addition to growing our revenue base, we recognize the need to increase our margins to drive more income to the bottom line. We developed the *17/11/6* plan to increase gross margins to 17%, reduce operating expenses to 11% of sales, and generate an operating margin of 6% of sales by the end of 2014.

The bulk of our effort will be to widen our gross margin to 17% of sales from 14.2% of sales for 2011. Raising the gross margin was the primary driver behind our recent announcement to relocate Utilimaster from Wakarusa to Bristol, IN. This move will reduce distance traveled during production by more than two miles and consolidate operations into one building from 16 separate buildings. The plant consolidation will increase manufacturing efficiency, reduce operating costs and improve product quality.

Our recent move to combine all of our Emergency Response business under the Spartan brand is intended to generate longer-term revenue growth and reduce operating costs. In this consolidation, we are reducing the costs of doing business as well as taking advantage of a leading brand name in the Emergency Response industry.

Our Commitment Going Forward

We are committed to capitalizing on what we have accomplished to date by delivering improving financial results in 2012 and beyond. We have managed our way—profitably—through a severe decline in most of our markets. A more agile Spartan, with its strong balance sheet, revamped product offerings, new markets and improving efficiency, will deliver on its potential.

Our Delivery and Service business is performing well and should improve further as we complete the relocation to the Bristol facility. In early 2012, we saw signs of modest recovery in the Emergency Response sector. Our January 2012 order intake was the highest since late 2009, while our order backlog at the end of 2011 increased 1.8% over 2010. We know this is *your company*. We appreciate your confidence in us and are focused on delivering the results *all* of us expect.

Hugh W. Sloan, Jr.
Chairman of the Board

John E. Sztykiel
President and Chief Executive Officer




ISUZU

Spartan Motors Delivery & Service solutions serve some of the largest names in the baking, linen, parcel delivery, snack food, uniform and utility industries.

Delivery & Service

Our Delivery & Service unit performed very well in 2011. Revenue increased 47% over 2010, and order backlog at year-end nearly doubled to $48 million. Our customized delivery solutions serve a growing number of new markets, and Utilimaster has been instrumental in broadening our customer portfolio with innovative and exciting new specialty vehicles and services.

As you might expect from a company with a history of making custom vehicles, we developed new aftermarket parts and service solutions to fit our customers' needs. These products customize Delivery & Service vehicles to meet the needs of individual customers, configuring the vehicle to the work it performs. In 2011, our keyless remote product generated strong demand that continues into 2012. We have developed more solutions that include loading systems and shelving units that allow vehicles to be optimized for a particular use or occupation. We expect these products, and others to come, to maintain our lead in the Delivery & Service market.

Our next-generation Reach™ commercial van entered production late in the year and was shipped to customers in early 2012. The lightweight, fuel-efficient Reach is built in partnership with Isuzu Commercial Truck of America (ICTA), and its lower cost of operation will be an attractive feature for customers in this segment. Our relationship with ICTA is paying dividends as we expand our competencies and knowledge of higher volume production, manufacturing standardization and supply chain management. These are lessons we can adapt to our other production facilities to improve quality, increase throughput and optimize the layout of our production lines.

In 2011, we saw a significant expansion of Utilimaster's alternative fuels initiative, further enhancing our reputation as a "green" supplier. Through formalized partnerships with multiple organizations, we have developed a robust set of alternative propulsion options for our customers, including 100% electric, propane and compressed natural gas systems.

We continue to focus on operational refinement to reduce costs while improving the quality of our products. The Bristol, IN consolidation, beginning in 2012 and concluding in early 2013, will have a major impact on the operational efficiencies of our Delivery and Service operations. Our current 16-builiding campus will be consolidated in one 425,000 square foot plant, which will streamline operations. Today, a Utilimaster commercial van travels 2.5 miles on average through the production process. This distance will be reduced to 3/8th of a mile at the new Bristol plant. This will eliminate material handling and allow us to optimize the layout of the production facility. We expect these moves to improve quality and throughput as well as reduce costs.

We see several long-term opportunities for growth in this segment for 2012 and beyond. The web-based economy is creating more need for small package delivery, which in turn will fuel demand for our specialty vehicles. We will continue to provide customer- and segment-specific solutions, as markets and customer needs become more specialized. Finally, we will continue to focus on alternative fuel solutions to further enhance the "green" technology options we can offer our customers.

Highlights

- Revenue increased 47% in 2011
- Backlog nearly doubled to $48 million
- The Reach Commercial Van: Winner of 2012 Medium-Duty "Truck of the Year"
  Source: *Work Truck Magazine*
- Secured next-generation facility to improve margins


PORT ARANSAS FIRE DEPARTMENT
PORT ARANSAS
FIRE DEPT.
T-L1




SPARTAN

Spartan Motors serves the Emergency Response industry as a supplier partner providing custom cab/chassis with over 17,000 options and as an OEM providing end-users the finished apparatus.

Emergency Response

Spartan Chassis and Crimson Fire together comprise the Emergency Response (ER) business-line at SMI. While 2011 marked a year of revenue decline in ER due to contracting municipal budgets and continued economic uncertainty, we have consistently outperformed the industry and gained market share by offering a diversified and expanding portfolio of innovative products.

Our 2011 acquisition and successful integration of Classic Fire was clearly one of our accomplishments. This company enabled us to quickly broaden our portfolio at the lower end of the market which was critically important as many municipalities continue to scrutinize capital spending. In fact, Crimson Fire now has three product lines with an intuitive line-logic that resonates with the customer as well as sub-system technologies which are enabling product performance improvements across the portfolio. Our 2012 Crimson Fire Dealer meeting recently conducted at our Ocala, FL facility reinforced the merits of this acquisition and, more importantly, the successful integration.

Fortunately, the product development story does not end there. Spartan Chassis will redefine best-in-class safety in August of 2012 when they launch the Advanced Protection System (APS). This entirely new airbag system includes additional airbag positions that exist nowhere in the industry today, side curtain airbags that are 300%–700% larger and seat belt technology that will dramatically reduce occupant injury. Spartan APS will drive brand preference and purchase intent for Spartan Cab/Chassis and give Firefighters/Fire Chiefs the peace-of-mind they deserve moving to/from the scene where they are injured most often.

Spartan Redefines Global Leadership in Emergency Response

Our customers' response to the changes outlined above has been positive and bodes well for the ER business in the short to mid-term. In April 2012, we announced the implementation of a new global ER strategy that will positively impact the growth of our ER business—both domestic and export markets—over the long term. The strategy is centered around both organic growth and growth enabled through global relationships. The building blocks of the global strategy are:

SPARTAN/GIMAEX RELATIONSHIP: a France-based ER OEM, Gimaex currently offers a number of products and technologies which complement our portfolio. Similarly, our respective market coverage is mutually exclusive.

BRAND LEADERSHIP: Going forward, we will maintain and build just one ER brand globally. Spartan is the 2nd most powerful brand in the North American market and we will now use that name across the ER product portfolio.

MARKET CHANGING LEADERSHIP: In April 2012, we announced that Dennis Schneider will lead both Spartan ERV (formerly Crimson Fire) and Spartan Chassis. This will enable greater efficiency, accountability and operational speed.

RENAULT RELATIONSHIP: at the largest ER tradeshow in NA, we displayed a concept chassis code named the "Spartan R XO" which encompassed the broad opportunities to leverage the competencies and portfolio of Renault Truck. Both dealers and end-users were very interested and remain engaged with Spartan as we define the role of this product going forward.

We see an improving landscape in 2012 for our ER segment, despite lingering economic uncertainty and municipal budgets that are still challenged. Orders for both chassis and finished apparatus are trending upwards, based on some early order and backlog indicators. Our robust product launch schedule in 2012 combined with completely new technologies enabled through our global relationships has the interest of our dealer base and customers—both existing and new. There are evolving market conditions, both domestically and abroad, that give us optimism going forward. Finally, as new economies and infrastructures around the world continue to grow, this will fuel demand for a portfolio of products and technologies that will meet the evolving needs of customers worldwide.

Emergency Response is a growth industry

- As economies mature the demand for services increase
- ER is an infrastructure play similar to the heavy equipment industry

Introduction of the Spartan Advanced Protection System (APS):

- Airbag system is best-in-class and leapfrogs all systems available today
- Occupant protection improved throughout the cab: (i) additional airbag positions, (ii) intelligent seatbelt systems, (iii) side curtain airbags are 300% to 700% larger

Global ER brand consolidation:

- Spartan ERV (formerly Crimson Fire) and Spartan Chassis will be led by one executive
- Process consolidation will enable operational efficiencies
- Spartan is a brand leader in the ER industry and all products will be badged Spartan



Recreational & Specialty

The Recreational and Specialty Chassis (RSC) business at Spartan consists principally of two elements: motorized Recreational Vehicles (RV) and bus chassis. Demand for larger Class A RVs weakened further during 2011, but stabilized in early 2012. We lost one large customer but gained another growing RV maker as a customer. One customer, which specifies Spartan Chassis exclusively, saw unit volume more than double in 2011 and their forecast for 2012 remains strong. Despite relatively high fuel prices, RV owners indicate they will use their RVs more often in 2012 and our customers are forecasting greater overall demand this year.

Our focus on innovation and alliances to drive growth is paying off in new products entering production. Spartan has partnered with a bus maker to develop an innovative new shuttle bus to serve individuals with limited mobility. We developed a custom chassis with a low-floor frame and kneeling suspension to substantially improve access. We accomplished this by reconfiguring the frame, preserving OEM hardware and integrating a proprietary kneeling front and rear air suspension. The pre-production version of the shuttle recently completed testing with favorable results. This shuttle bus has received a favorable response from municipalities and is expected to become a growing sector for RSC.

The RSC business is receiving considerable attention from our management team. We are looking at ways to redefine our business model to fit a shift in demand toward smaller, less costly RVs and towable campers. We are also examining the unit's cost structure and how we can make the production process more efficient while manufacturing the best custom chassis in the industry. With our ability to innovate and work with external partners, we are confident we can improve the performance of our business.



Defense & Government

Our Defense and Government business continued to contract in 2011 as defense procurement spending was reduced. Going forward, Spartan expects to be a niche player in the sector, producing specialized vehicles at low volumes. We will respond to opportunities as they become available, either working with a partner that needs Spartan's expertise in chassis manufacturing or when we can create an innovative solution to a specific need.

In 2012, Spartan will assemble a small number of International Light Armored Vehicles (ILAV) and is currently developing a new product for the US military. Initial test results are promising and if our offering is accepted, Spartan will help raise the effectiveness of our military forces wherever they may be. We may not see the same level of demand of just a few years ago, but Spartan will continue to offer innovative solutions to our defense customers as opportunities arise.



Aftermarket Parts & Assemblies (APA)

Total revenue in the APA unit declined in 2011 due to dramatic reductions in defense spending. Further reductions in defense procurement are expected in 2012 in the wake of US troop withdrawals from Iraq. Partially offsetting declines in defense spending for 2012 are expected increases in aftermarket parts sales to RV and emergency response customers. With RV owners expected to use their motorhomes more this year, and with some fire departments keeping their equipment longer, we are seeing signs that aftermarket sales to these two customer groups are increasing.

One of our initiatives throughout Spartan in 2012 is to make it easier to do business with us. In APA, we are creating new tools and processes to do just that, and drive higher sales concurrently. We are placing more emphasis on our e-commerce site, rvchassisparts.com, and adding to our aftermarket product portfolio. These include parts and technical manuals to make it easier to repair our products and identify the parts needed. This is just one way we are showing our customers they are important to us and that we are committed to them for the long haul.

Financial Highlights

Year Ended December 31,	**2011**	2010	2009	2008	2007
Sales	**$426.0**	$480.7	$409.5	$819.7	$661.4
Cost of products sold	**365.4**	408.2	328.5	673.4	565.0
Gross profit	**60.6**	72.5	81.0	146.2	96.4
Gross margin	**14.2%**	15.1%	19.8%	17.8%	14.6%
Operating expenses	**59.3**	61.8	60.0	76.6	54.1
Operating income	**1.3**	10.8	21.0	69.6	42.3
Operating margin	**0.3%**	2.2%	5.1%	8.5%	6.4%
Net earnings	**0.8**	4.1	11.8	42.7	24.5
Net profit margin	**0.2%**	0.9%	2.9%	5.2%	3.7%
Diluted earnings per share	**0.02**	0.13	0.36	1.30	0.75
Net cash provided by (used in) operating activities	**30.1**	38.1	34.4	58.6	(6.8)
Return on equity[1]	**0.4%**	2.3%	6.7%	28.5%	21.1%
Return on invested capital[2]	**0.5%**	4.2%	7.7%	26.2%	21.4%

NOTE: All amounts are in millions of U.S. dollars except percentages and per share amounts.
1 The Company defines return on equity as net earnings divided by average shareholders' equity.
2 The Company defines return on invested capital as operating income from continuing operations, less taxes, divided by total shareholders' equity.



Net Earnings
(in millions)
$11.8
$4.1
$0.8
2009 2010 2011
Backlog
(in millions)
$234.0
$134.5 $137.0
2009 2010 2011
Total Debt
(in millions)
$46.4
$5.2 $5.1
2009 2010 2011
Operating Cash Flow
(in millions)
$34.4
$38.1
$30.1
2009 2010 2011

Financial Statements: *The following financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this Summary Annual Report. More comprehensive financial information is provided in the Form 10-K, which is normally mailed with this Summary Annual Report. Additional copies are available upon request.*

Condensed Consolidated Balance Sheets

(In thousands, except par value)

December 31,	**2011**	2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 31,677**	$ 14,507
Accounts receivable, less allowance of $749 and $996	**40,042**	52,542
Inventories	**66,991**	60,161
Deferred income tax assets	**6,425**	6,218
Income taxes receivable	**1,479**	2,890
Other current assets	**2,455**	3,636
Total current assets	**149,069**	139,954
Property, plant and equipment, net	**65,399**	71,268
Goodwill	**20,815**	18,418
Intangible assets, net	**11,943**	10,946
Other assets	**1,383**	1,163
TOTAL ASSETS	**$248,609**	$241,749
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 21,649**	$ 17,970
Accrued warranty	**5,802**	5,702
Accrued customer rebates	**1,546**	2,388
Accrued compensation and related taxes	**5,670**	5,583
Deposits from customers	**7,902**	3,982
Other current liabilities and accrued expenses	**7,772**	5,997
Current portion of long-term debt	**55**	102
Total current liabilities	**50,396**	41,724
Other non-current liabilities	**2,932**	4,284
Long-term debt, less current portion	**5,084**	5,122
Deferred income tax liabilities	**7,359**	7,640
Shareholders' equity:		
Preferred stock, no par value: 2,000 shares authorized (none issued)	**—**	—
Common stock, $0.01 par value; 40,000 shares authorized; 33,596 and 33,215 outstanding	**336**	332
Additional paid in capital	**71,145**	68,715
Retained earnings	**111,357**	113,932
Total shareholders' equity	**182,838**	182,979
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$248,609**	$241,749

Condensed Consolidated Statements of Income

(In thousands, except per share data)

Year Ended December 31,	**2011**	2010	2009
Sales	**$426,010**	$480,736	$409,538
Cost of products sold	**363,662**	407,201	328,305
Restructuring charges	**1,731**	990	264
Gross profit	**60,617**	72,545	80,969
Operating expenses:			
Research and development	**13,931**	16,912	16,974
Selling, general and administrative	**44,305**	43,869	42,436
Restructuring charges	**1,050**	1,006	576
Total operating expenses	**59,286**	61,787	59,986
Operating income	**1,331**	10,758	20,983
Other income (expense):			
Interest expense	**(324)**	(950)	(1,322)
Interest and other income	**276**	444	517
Total other income (expense)	**(48)**	(506)	(805)
Earnings before taxes	**1,283**	10,252	20,178
Taxes	**510**	3,017	7,023
Net earnings from continuing operations	**773**	7,235	13,155
Net loss from discontinued operations	**—**	(3,094)	(1,383)
Net earnings	**$ 773**	$ 4,141	$ 11,772
Basic net earnings (loss) per share			
Income from continuing operations	**$0.02**	$ 0.22	$ 0.40
Loss from discontinued operations	**—**	(0.09)	(0.04)
	$0.02	$ 0.13	$ 0.36
Diluted net earnings (loss) per share			
Income from continuing operations	**$0.02**	$ 0.22	$ 0.40
Loss from discontinued operations	**—**	(0.09)	(0.04)
	$0.02	$ 0.13	$ 0.36
Basic weighted average common shares outstanding	**33,438**	33,021	32,729
Diluted weighted average common shares outstanding	**33,488**	33,101	32,916

Condensed Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	**2011**	2010	2009
Cash flows from continuing operating activites:			
Net earnings	**$ 773**	$ 4,141	$11,772
Adjust for loss from discontinued operations	**—**	3,094	1,383
Earnings from continuing operations	**773**	7,235	13,155
Adjustments to reconcile net earnings from coninuing operations to net cash provided by continuing operating activities:			
Depreciation and amortization	**10,010**	10,718	7,503
(Gain) loss on disposal and impairment of assets	**1,139**	(819)	432
Expense from changes in fair value of contingent consideration	**983**	230	—
Tax benefit (expense) related to stock incentive plan transactions	**222**	566	(140)
Deferred income taxes	**(488)**	(416)	2,610
Stock based compensation related to stock awards	**1,780**	2,405	2,332
Decrease (increase) in continuing operating assets, net of acquired business:			
Accounts receivable	**13,118**	(7,568)	34,791
Inventories	**(5,478)**	36,169	(2,110)
Income taxes receivable	**1,412**	1,322	(6,978)
Other assets	**1,190**	(413)	5,576
Increase (decrease) in continuing operating liabilities, net of acquired business:			
Accounts payable	**3,510**	(1,553)	(8,531)
Accrued warranty	**(40)**	(594)	(3,128)
Accrued customer rebates	**(842)**	1,064	(174)
Accrued compensation and related taxes	**61**	(1,610)	(8,170)
Deposits from customers	**3,919**	(7,589)	1,649
Other current liabilites and accrued expenses	**(1,036)**	(203)	(4,490)
Taxes on income	**(96)**	(823)	101
Total adjustments	**29,364**	30,886	21,273
Net cash provided by continuing operating activities	**30,137**	38,121	34,428
Cash flows from continuing investing activities:			
Proceeds from sale of discontinued operations	**—**	7,358	—
Purchases of property, plant and equipment	**(5,255)**	(3,869)	(5,621)
Proceeds from sale of property, plant and equipment	**842**	826	142
Acquisition of business, net of cash acquired	**(4,746)**	(14)	(42,318)
Net cash provided by (used in) continuing investing activities	**(9,159)**	4,301	(47,797)
Cash flows from continuing financing activities:			
Proceeds from long-term debt	**17**	29,024	45,000
Payments on long-term debt	**(102)**	(70,150)	(26,174)
Purchase and retirement of common stock	**—**	—	(435)
Issuance of stock	**—**	—	710
Net use of cash from the exercise, vesting or cancellation of stock incentive awards	**(153)**	(219)	(405)
Cash retained (paid) related to tax impact of stock incentive plan transactions	**(222)**	(566)	140
Payment of dividends	**(3,348)**	(3,301)	(4,236)
Net cash provided by (used in) continuing financing activities	**(3,808)**	(45,212)	14,600
Cash flows from discontinued operations:			
Operating activities	**—**	(4,146)	3,695
Investing activities	**—**	2,968	(192)
Net cash provided by (used in) discontinued operations	**—**	(1,178)	3,503
Net increase (decrease) in cash and cash equivalents	**17,170**	(3,968)	4,734
Cash and cash equivalents at beginning of year	**14,507**	18,475	13,741
Cash and cash equivalents at end of year	**$31,677**	$14,507	$18,475

Corporate Information

NASDAQ: SPAR

Board of Directors

Hugh W. Sloan, Jr.
Chairman of the Board
Retired Deputy Chairman
Woodbridge Foam Corp.

Richard R. Current
Former Vice President and
Chief Financial Officer
Neogen Corporation

Richard F. Dauch
President and Chief Executive Officer
Accuride Corporation

Ron Harbour
Partner, Oliver Wyman
(Consulting Firm)

Kenneth Kaczmarek
Former Chief Financial Officer
Volvo North America

Andrew Rooke
President and Chief Operating Officer
Manitex International, Inc.

John E. Sztykiel
President and Chief Executive Officer
Spartan Motors, Inc.

Corporate Officers

John E. Sztykiel
President and Chief Executive Officer

Tom W. Gorman
Chief Operating Officer

Joseph M. Nowicki
Chief Financial Officer and Treasurer
Chief Compliance Officer

Thomas T. Kivell
Vice President, Secretary and
General Counsel

Corporate Headquarters

Spartan Motors, Inc.
1541 Reynolds Road
Charlotte, Michigan 48813
(517) 543-6400

Transfer Agent

American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

Independent Auditors

BDO USA, LLP
200 Ottawa Avenue NW, Suite 300
Grand Rapids, Michigan 49503
(616) 774-7000

Shareholder Information

Shares of the Company's stock are traded on The Nasdaq Global Select Market® under the ticker symbol SPAR. The Company's 10-K report filed with the Securities & Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com).

For more information, contact:

Spartan Motors, Inc.
Joseph M. Nowicki
1541 Reynolds Road
Charlotte, Michigan 48813
(517) 997-3844

Comparison of Five-Year Cumulative Total Shareholder Return

This graph compares the cumulative total shareholder return on Spartan Motors common stock to the CRSP Total Return Index for The Nasdaq Stock Market (CRSP NASDAQ) and the CRSP Total Return Index for Trucking and Transportation Stocks reported on The Nasdaq Stock Market (CRSP T&T), over a five-year period ended December 31, 2011, using December 31, 2006 as the starting point. The CRSP NASDAQ is a broad-based equity market index developed by the Center for Research in Security Prices at the University of Chicago. The CRSP T&T is comprised of companies with a market capitalization similar to that of Spartan Motors and also is developed by the Center for Research in Security Prices. The CRSP NASDAQ index and CRSP T&T index both assume dividend reinvestment. Cumulative total shareholder return is measured by dividing (1) the sum of: (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period, by (2) the share price at the beginning of the measurement period.


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NASDAQ Stock Market (US and Foreign Companies)
NASDAQ Trucking and Transportation Index


SPARTAN

Spartan Motors, Inc.
1541 Reynolds Road
Charlotte, Michigan 48813
(517) 543-6400
www.spartanmotors.com

NASDAQ: SPAR